Exhibit 99.1

press release

ArcelorMittal Sestao to become the world’s first full-scale zero carbon-emissions1 steel plant
-	Harnessing green hydrogen and renewable electricity, the Sestao plant will achieve zero carbon-emissions

13 July 2021, 13:45 CET

ArcelorMittal today announces that its Sestao plant in Spain will become the world’s first full-scale zero carbon-emissions steel plant.

The development is the result of a memorandum of understanding signed today with the Government of Spain that will see an investment of €1 billion in the construction of a green hydrogen direct reduced iron (DRI) plant at its plant in Gijón, as well as a new hybrid electric arc furnace (EAF).

By 2025, the Sestao plant – which manufactures a range of flat steel products for the automotive and construction sectors, and general industry - will produce 1.6 million tonnes of zero carbon-emissions steel by:

1.	Changing the metallic input by increasing the proportion of circular, recycled scrap, and using green hydrogen-produced DRI from Gijón in its two existing EAFs.
2.	Powering all steelmaking assets (EAFs, rolling mill, finishing lines) with renewable electricity.
3.
Introducing several key emerging technologies that will replace the small, remaining use of fossil fuel in the steelmaking process with carbon-neutral energy inputs, such as sustainable biomass or green hydrogen.

Central to this development will be the construction of a 2.3 million-tonne green hydrogen DRI unit in Gijón. Around 1 million tonnes of DRI will be transported to Sestao to be used a feedstock for its two EAFs.

The national and the Basque government’s support in this project is crucial, firstly from a funding perspective, given the significant cost associated with the transition to carbon-neutral steelmaking. Secondly, because it will enable ArcelorMittal to have access to green hydrogen supplied through a consortium of companies that will cooperate in the construction of the infrastructure required in order to produce hydrogen in the Iberian Peninsula using solar‑powered electrolysis and to transport it directly through a network of pipelines. The initiative involves the construction of multiple large-scale solar farms, with hydrogen produced in situ and with the corresponding impact in terms of employment.

In addition to the investments in the DRI and EAF installations in Gijón, ArcelorMittal will invest €50 million in Sestao. This will fund the introduction of key emerging technologies required to bring the plant to zero carbon-emissions, supporting 1.6 million tonnes of production.

1 On a Scope 1 and 2 basis

Looking further ahead, the company has also committed to achieving net zero2 at the Sestao plant as soon as possible.

Commenting, Aditya Mittal, CEO ArcelorMittal, said:

“It is widely understood that for the world to achieve net-zero by 2050, faster progress over the next decade is essential.  Having announced a net-zero target for 2050, we therefore set ourselves the challenge to identify how we could take an existing steel plant to zero carbon-emissions within the next five years. Our teams have been working incredibly hard to turn this ambition into the plan that we have announced today. This is a hugely significant development and demonstrates the strength of innovation embedded in our people, our unparalleled technology leadership, and what can be achieved through investment in existing steelmaking infrastructure. It means ArcelorMittal will be the first company in the world to be in a position to offer its customers meaningful volumes of zero carbon-emissions steel.

“The ability of the Sestao plant to become the world’s first zero carbon-emissions steel plant would not be possible without the support and partnership of the Spanish government. This is a project that will require the support of many different partners to succeed; the plan hinges on the supply of affordable, mass-scale hydrogen, access to sustainable finance and a supportive legal framework that allows us to be competitive globally. The Spanish government has embraced the opportunity and developed clearly defined plans to transition the country to having the energy infrastructure that the green economy will require. ArcelorMittal plans to switch Sestao to renewable electricity. This, together with the green DRI and hydrogen feeding the burners, will result in the Sestao plant achieving zero carbon-emissions. We are also working to reduce Scope 3 emissions to zero.

“As a large emitter, the steel industry can make a vital contribution to achieving net zero by 2050. This project demonstrates what is achievable.”

ENDS
About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

2 Net zero meaning across Scopes 1, 2 and 3